

July 19, 2012

Via E-mail
Patrick Dunne
Chief Executive Officer
iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, CA 94105

> **Re:** **iShares Dow Jones-UBS Roll Select Commodity Index Trust**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 22, 2012**
> **File No. 333-178376**

Dear Mr. Dunne:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

       ○   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

       ○   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note your response to comment 2 in our letter dated January 3, 2012. Please include a summary risk factor on the cover page of your prospectus that indentifies the material risk associated with the Schedule K-1 and related tax treatment. Please include similar disclosure in the summary risk factors that appear on page 5.

<u>Cover Page of Prospectus</u>

4.   We note your response to comment 3 in our letter dated January 3, 2012 and reissue that comment in part. Please clarify the amount of Index Futures and cash that will be paid by authorized participants in the purchase of future creation baskets.

<u>Prospectus Summary, page 1</u>

5.   Please consider including an organizational chart in your summary that details the various service providers to the trust and the ownership relationship, if any, between such entities.

<u>Investment Objective, page 4</u>

6.   Please explain to more detail why the shares constitute a "relatively cost-effective means of achieving investment exposure to the performance of the Index."

Forward-Looking Statements, page 30

7.   We note your statement that you do not undertake any obligation to update or revise any forward-looking statements. Please revise your disclosure and confirm to us that you will update or revise your disclosure as required by law.

The Index, the DJ-UBS CI and the DJ-UBS Roll Select CI, page 33

8.   We note your response to comment 15 in our letter dated January 3, 2012 and we reissue it. Where you discuss formulas, please provide examples of how such formulas operate.

Historical Performance of the Index, page 42

9.   Please describe the "certain" assumptions that were made in performing the retrospective calculation. In addition, please note that we may have further comments once you include the graph.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Andrew Faulkner